SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 000-22996

                           Notification of Late Filing

(Check one): |X| Form 10-K            |_| Form 11-K             |_| Form 20-F
             |_| Form 10-Q            |_| Form N-SAR

             For period ended: June 30, 2004

|_|   Transition Report on Form 10-K
|_|   Transition Report on Form 20-F
|_|   Transition Report on Form 11-K
|_|   Transition Report on Form 10-Q
|_|   Transition Report on Form N-SAR

            For the transition period ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant: GILMAN + CIOCIA, INC.

Former name if applicable:

Address of principal executive office (Street and Number): 11 Raymond Avenue

City, State and Zip Code: Poughkeepsie, NY 12603

                                     PART II

                             RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check where appropriate.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion, thereof will be filed on or before the fifth calendar day following the prescribed due date, and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant cannot file its Annual Report on Form 10-K for the fiscal year ended June 30, 2004 on a timely basis because the Registrant and its accounting staff require additional time to complete the audit process for fiscal 2004. While the timeliness of reporting has improved, the currently available information is insufficient to permit a filing without an extension. Further, the Board of Directors has requested the Registrant's auditors to re-audit fiscal 2002 due to the termination of, and withdrawal of the previously rendered audit report by, the Registrant's former accountants. It is believed that the re-audit of fiscal 2002, which may not be completed in time for the current filing, added to the delay.

                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Ted Finkelstein                   (845)                      485-5278
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          (Name)                      (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                            |_| Yes          |X| No

      As described under Part III above, the Company is re-auditing its consolidated financial statements for the year ended June 30, 2002.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                            |X| Yes          |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company expects to report net income of $4.19 million (including income from discontinued operations of $5.43 million) for the year ended June 30, 2004 as compared to a net loss of $13.99 million for the year ended June 30, 2003, and a loss from continuing operations of $1.24 million in fiscal 2004 as compared to a loss from continuing operations of $9.12 million in fiscal 2003.

                              GILMAN + CIOCIA, INC.
                              ---------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 29, 2004               By /s/ Ted Finkelstein
                                          ---------------------------
                                       Name: Ted Finkelstein
                                       Title: Vice President and General Counsel